UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-14837
Quicksilver Resources Inc.
(Exact name of registrant as specified in its charter)
801 Cherry Street, Suite 3700, Unit 19
Fort Worth, Texas 76102
(817) 665-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.01 par value per share
(Title of each class of security covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record of Quicksilver Resources Inc.’s common stock as of the certification or notice date: 0*
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Quicksilver Resources Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 31, 2016	By:	/s/ Vanessa Gomez LaGatta
Vanessa Gomez LaGatta Senior Vice President – Chief Financial Officer and Treasurer

* On August 16, 2016, the United States Bankruptcy Court for the District of Delaware entered an order confirming the First Amended Joint Chapter 11 Plan of Liquidation for Quicksilver Resources Inc. and its Affiliated Debtors (the “Plan of Liquidation”). On August 31, 2016, the effective date of the Plan of Liquidation occurred and all of the Company’s common stock was cancelled in accordance with the terms of the Plan of Liquidation.